FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-31452

For the month of April 2003.

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

E XHIBITS

Exhibit Number

1.	Press release of April 16, 2003 regarding subsidiary’s revised forecast of Japanese GAAP earnings and dividends for the fiscal year ended March 31, 2003 (Konami Computer Entertainment Japan, Inc.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

By:	/s/ NORIAKI YAMAGUCHI
Name: Noriaki Yamaguchi Title: Executive Vice President and CFO

Date: April 16, 2003

FOR IMMEDIATE RELEASE

April 16, 2003

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Chairman of the Board and CEO

Ticker 9766 at TSE1

Contact: Noriaki Yamaguchi

Executive Vice President and CFO

Tel: +81-3-5220-0573

Subsidiary’s Revised Forecast of Japanese GAAP Earnings and Dividends

for the Fiscal Year Ended March 31, 2003

(Konami Computer Entertainment Japan, Inc.)

Konami Corporation hereby announces that its subsidiary, Konami Computer Entertainment Japan, Inc. (the “Company”), has revised its Japanese GAAP earnings forecast and dividend forecast for the fiscal year ended March 31, 2003 previously released on March 4, 2003.

1.	Earnings forecast for the fiscal year ended March 31, 2003 (April 1, 2002 to March 31, 2003)

(Millions of yen, except per share data)

	Net revenues	Ordinary income	Net income	Year-end dividend per share (yen)
Previous forecast (A) (March 4, 2003)	7,200	2,850	1,700	60.00
Revised forecast (B) (April 16, 2003)	7,974	3,556	2,082	74.00
Change (B)-(A)	774	706	382	14.00
Change (Percentage)	10.8%	24.8%	22.5%	—

Notes:

1.	Ordinary income includes certain non-operating income and expenses such as interest and excludes non-recurring items.
2.	There was no payment of an interim cash dividend.

2.	Reasons for the revision

Sales of the Yu-Gi-Oh! video game series for the fiscal year ended March 31, 2003 are expected to reach more than 5.9 million copies with greater-than-expected sales primarily in overseas markets. Sales of the Metal Gear Solid video game series including Metal Gear Solid 2: Substance, which were launched last autumn, are also expected to be higher than the previously projected sales due primarily to favorable sales in overseas markets. As a result, the Company’ s total sales of video game software during the fiscal year are expected to be more than 9.5 million copies.

Accordingly, the Company decided to revise its net revenues, ordinary income and net income forecasts upwards as shown above, and the Company expects to post record profits.

According to the Company’s policy that set a goal for cash dividends equivalent to 50% of net income, the expected year-end dividend per share for the fiscal year ended March 31, 2003 has also been revised from 60 yen to 74 yen.

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3.	Reference: Results for the fiscal year ended March 31, 2002 (April 1, 2001 to March 31, 2002)

(Millions of yen, except per share data)

	Net revenues	Ordinary income	Net income	Year-end dividend per share (yen)
Results for the year ended March 31, 2002	9,054	3,486	1,873	78.00

Notes:

1.	Year-end dividend per share of 78 yen included 20 yen of memorial dividend for the Company’s initial public offering.
2.	There was no payment of an interim cash dividend.

Cautionary Statement with Respect to Forward-Looking Statements:

The forecasts presented herein are forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. The forecasts announced by the Company on March 4, 2003 represented the Company’s beliefs and assumptions about future events based on the information available to it at that time, and were subject to risks and uncertainties that could cause actual results to differ, possibly materially, from the results anticipated in the forecasts. The Company is currently in the process of reviewing its results for the fiscal year ended March 31, 2003 and expects to announce its actual results for the fiscal year on or about May 22, 2003. Factors other than the factors described herein that could cause the Company’s actual results to differ from the results forecast in this press release include, but are not limited to: (i) changes in economic conditions affecting the Company’s operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) the Company’s ability to continue to win acceptance of its products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) the Company’s ability to successfully expand internationally; (v) regulatory developments and changes and the Company’s ability to respond and adapt to those changes; and (vi) the outcome of contingencies.

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